P.O. Box 35528
[Galey & Lord Logo Goes Here]             Greensboro, North Carolina 27425-0528

                                   Contact: Michael R. Harmon
    [GNL                                    EVP/CFO
    Listed                                  (910) 665-3037
     NYSE
 Graphics Goes Here]



               GALEY & LORD ENTERS AGREEMENT WITH POLYMER GROUP


GREENSBORO, NC, OCTOBER 27, 1997/PRNewswire - Galey & Lord, Inc. (NYSE: GNL) announced today that it has entered into an agreement with Polymer Group, Inc. (NYSE: PGH) and its affiliate, DT Acquisition Inc. to buy certain assets of Dominion Textiles Inc. upon the successful completion of DT Acquisition's tender offer to purchase Dominion. The assets to be acquired by Galey & Lord will relate to Dominion's apparel fabrics business comprising the denim and career wear operations. Galey & Lord believes that these products will complement its current product lines. Galey & Lord is a leading producer of cotton, cotton blended and corduroy fabrics for casual wear and a leading producer of commercial uniform fabrics. Galey & Lord has secured commitments for senior bank and high yield financing to complete this transaction.

Polymer and its affiliates currently own approximately 14.5% of Dominion's outstanding common stock. Their tender offer conditions will include the valid tendering and non-withdrawal of 90% of both the common stock and first preferred shares held by the public, the removal of Dominion's takeover defenses, specifically the existing poison pill, and necessary regulatory clearances.

Galey & Lord is a leading manufacturer of high-quality woven cotton and cotton-blended apparel fabrics, sold principally to manufacturers of sportswear and commercial uniforms. The Company also manufactures fabrics used in home furnishings, including comforters, bedspreads and curtains. In June 1996, the Company began offering finished garments to its branded apparel customers through G&L Services Company, North America, Inc.